

Mail Stop 3010

December 23, 2009

Lee Fensterstock, Chief Executive Officer
Broadpoint Securities Group, Inc.
12 East 49th Street
New York, NY 10017

      Re: Broadpoint Securities Group, Inc.
           Form 10-K
           Filed March 26, 2009
           Form 10-K/A
           Filed April 30, 2009
           File No. 000-14140

Dear Mr. Fensterstock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments on Form 10-K

Part II, page 20
Item 5. Market for the Registrant's Common Equity … page 20
Issuance of Unregistered Equity Securities, page 20

1.   In future filings, please present all of the disclosure required by Item 701 of Regulation S-K, including, but not limited to, disclosure of the exemption relied upon for the sale of the unregistered securities and the facts relied upon to make the exemption available.

Item 7. Management's Discussion and Analysis, page 23

2.	The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. We note that you had a net loss of $17.4 million for the year ended December 31, 2008 and that you held $15.4 million of relatively illiquid private equity investments at December 31, 2008. Please revise future filings to expand the introduction and tell us how you plan to comply. Refer to Release No. 33-8350 (Dec. 19, 2003).

Exhibits

3.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Comments on Form 10-K/A
Item 11 Executive Compensation, page 6
Compensation Discussion and Analysis, page 6

4.	Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006). As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also confirm you will include this disclosure in future filings. For example, we note that Mr. Fensterstock received substantially more compensation than the other named executive officers and that Ms. Arciero-Craig received in March 2008. Please see Item 402(b)(2)(vii) of Regulation S-K.

Compensation Elements, page 8

5.	We note that you compare compensation paid to your executive officers with the compensation paid by companies within your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median. Additionally, please confirm you will include this disclosure in future filings.

6.   In future filings, for each executive officer, please disclose the individual and corporate performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Please tell us how you intend to comply. Refer to paragraphs (v) and (vii) of Item 402(b)(2) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

                                                        Sincerely,

                                                        Sonia Gupta Barros
                                                        Special Counsel